UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Exceed Equine, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Nevada

       Date of organization
       November 30, 2021

Physical address of issuer
3236 NE 5th Street, #402, Pompano Beach, FL 33062

Website of issuer
https://exceedequine.com/

Name of intermediary through which the Offering will be conducted
Title3Funds.com

CIK number of intermediary
0001685995

SEC file number of intermediary
007-00083

CRD number, if applicable, of intermediary
286035

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
7.0% of the amount raised in the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Securities in an amount equal to 2% of the total Securities sold in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
North Capital Private Securities

Type of security offered
Shares of Common Stock

Target number of Securities to be offered
2,000

Price (or method for determining price)
$5.00

Target offering amount
$10,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,235,000.00

Deadline to reach the target offering amount
March 23, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$170,429.00	$964.00
Cash & Cash Equivalents	$1,254.00	$964.00
Accounts Receivable	$75,000.00	$0.00
Short-term Debt	$24,380.00	$0.00
Long-term Debt	$574,361.00	$0.00
Revenues/Sales	$479,578.00	-$36.00
Cost of Goods Sold	$978,261.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$503,276.00	-$36.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 23, 2023

FORM C

Up to $1,235,000.00

Exceed Equine, Inc.

Shares of Common Stock

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Exceed Equine, Inc., a Nevada Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of Common Stock of the Company (the "Securities").
Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $10,000.00 and up to $1,235,000.00 from Investors in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $200.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through Title3Funds (the "Intermediary"). The Intermediary will be entitled to receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering.

	Price to Investors	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$200.00	$0	$200.00
Aggregate Minimum Offering Amount	$10,000.00	$700.00	$9300.00
Aggregate Maximum Offering Amount	$1,235,000.00	$86,450.00	$1,148,550.00

(1) The Intermediary will receive 7% of the amount raised in the Offering and 2% of the Securities sold in the Offering. This excludes fees to the Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://exceedequine.com/ no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 23, 2023.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY, AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

NORTH CAPITAL PRIVATE SECURITIES, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Disclaimer of Television Presentation

The Company's officers may participate in the filming of a television series and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "Presentation"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the offering materials provided herein, should not be applied to the Company's business and operations as of the date of this offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at: https://exceedequine.com/

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

Exceed Equine, Inc. (the "Company") is a Nevada Corporation, formed on November 30, 2021.

The Company is located at 3236 NE 5th Street, #402, Pompano Beach, FL 33062.

The Company's website is https://exceedequine.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

The Equine Performance industry is a $200 billion global market and the industry is very slow to adapt to new technologies and business models, specifically in the horseracing segment. The Company has established a cutting-edge research and racehorse training facility which is the foundation of our core business and supports all of the business opportunities and goals on our 'go to market' road map. This foundation establishes the credibility of the Company within the global performance equine industry. In short, the industry is prime for disruption and Exceed Equine is in a position to disrupt in numerous directions.

The Offering

Minimum amount of Shares of Common Stock being offered	2,000
Total Shares of Common Stock outstanding after Offering (if minimum amount reached and not including Bonus Shares)	2,000
Maximum amount of Shares of Common Stock being offered	247,000
Total Shares of Common Stock outstanding after Offering (if maximum amount reached and not including Bonus Shares)	247,000
Purchase price per Security	$5.00
Minimum investment amount per investor	$200.00
Offering deadline	March 23, 2024
Use of proceeds	See the description of the use of proceeds on page 28 hereof.
Voting Rights	One vote per share. See the description of the voting rights on page 43 hereof.
Bonus Shares	Investors are eligible to receive bonus Shares of Common Stock as follows ("Bonus Shares"):

	a. For every $10,000 invested, an additional 1,000 Bonus Shares will be issued. b. For every $50,000 invested, an additional 10,000 Bonus Shares will be issued. c. For every $250,000 invested, an additional 75,000 Bonus Shares will be issued. d. For every $1,000,000 invested, an additional 500,000 Bonus Shares will be issued.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Nevada on November 30, 2021. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products/services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

As a distributor of Equine performance products which can include software, hardware, wearable items, feed products, bedding products, supplements, training products, products for horse stalls, barn, etc., our business depends on developing and maintaining close and productive relationships with our vendors.

We depend on our vendors to sell us quality products at favorable prices. Many factors outside our control, including, without limitation, raw material shortages, inadequate manufacturing capacity, labor disputes, transportation disruptions or weather conditions, could adversely affect our vendors' ability to deliver to us quality merchandise at favorable prices in a timely manner. Furthermore, financial or operational difficulties with a particular vendor could cause that vendor to increase the cost of the products or decrease the quality of the products we purchase from it. Vendor consolidation could also limit the number of suppliers from which we may purchase products and could materially affect the prices we pay for these products. We would suffer an adverse impact if our vendors limit or cancel the return privileges that currently protect us from inventory obsolescence.

We may implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we will devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities.

Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are required to comply with various import laws and export control and economic sanctions laws, which may affect our transactions with certain customers, business partners and other persons and dealings between our employees and subsidiaries.

In certain circumstances, export control and economic sanctions regulations may prohibit the export of certain products, services and technologies. In other circumstances, we may be required to obtain an export license before exporting the controlled item. Compliance with the various import laws that apply to our businesses can restrict our access to, and increase the cost of obtaining, certain products and at times can interrupt our supply of imported inventory.

The Company's success depends on the experience and skill of the board of directors, its **executive officers and key employees.**

In particular, the Company is dependent on Michael Calderone who is CEO of the Company. The Company has or intends to enter into employment agreements with Michael Calderone although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Michael Calderone or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to *sustain the Company's current business plan.*

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

The Company intends to use the proceeds from the Offering for unspecified working capital.

This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Michael Calderone in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Michael Calderone die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements

16

for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.

Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-

19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, supply chain, etc. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and viewing technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such online based content delivery and mobile devices. Such changes may impact the revenue we are able to generate from our traditional distribution methods by decreasing the viewership. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

We face risks relating to competition for the leisure time and discretionary spending of audiences, which has intensified in part due to advances in technology and changes in consumer expectations and behavior.

Our business is subject to risks relating to increasing competition for the leisure time and discretionary spending of consumers. We compete with all other sources of entertainment and information delivery. Technological advancements, such as new video formats and Internet streaming and downloading of programming that can be viewed on televisions, computers and mobile devices have increased the number of entertainment and information delivery choices available to consumers and intensified the challenges posed by audience fragmentation. The increasing number of choices available to audiences, including low-cost or free choices, could negatively impact not only consumer demand for our products and services, but also advertisers' willingness to purchase advertising from us. Our failure to effectively anticipate or adapt to new technologies and changes in consumer expectations and behavior could significantly adversely affect our competitive position and its business and results of operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.
In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant

21

delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

We currently obtain components from single or limited sources, and are subject to significant supply and pricing risks.

Many components, including those that are available from multiple sources, are at times subject to industry-wide shortages and significant commodity pricing fluctuations. While the Company has entered into agreements for the supply of many components, there can be no assurance that we will be able to extend or renew these agreements on similar terms, or at all. A number of suppliers of components may suffer from poor financial conditions, which can lead to business failure for the supplier or consolidation within a particular industry, further limiting our ability to obtain sufficient quantities of components. The follow-on effects from global economic conditions on our suppliers, also could affect our ability to obtain components. Therefore, we remain subject to significant risks of supply shortages and price increases.

Our products often utilize custom components available from only one source. Continued availability of these components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The Company will depend on the performance of distributors, carriers and other resellers.

The Company will distribute its products through wholesalers, national and regional , many of whom distribute products from competing manufacturers. The Company also sells its products and third-party products in most of its major markets directly to education, enterprise and government customers, and consumers and small and mid-sized businesses through its online and retail stores.

The racing of horses is a risky business and is subject to conditions and circumstances that are out of our control. Circumstances can occur before, during and after a race.

The number of horses racing will depend on multiple of factors including the availability of racetracks, condition of the horses, time of the year, stakes eligibility, if applicable.

Investors can visit the horses but all visiting must be done through appointment only by contacting the Company and scheduling an appointment to visit the facility.

Currently, the Company has uses outside contractors, which could pose potential tax liabilities. The Company is moving to a payroll basis once it has the operational capital.

The assumptions pertaining to the care of the horses are only cost assumptions. The care of racehorses can significantly increase depending on a multitude of circumstances

The Company is leasing a facility where it does not have ownership, but it believes the lease is valid and can be extended. There is a possibility that the lease does either no get renewed or gets canceled.

The Company is subject to all federal and state laws specifically within the racing industry and any modification or changes in those laws or a violation of any sort by the Company or its employees or subcontractors can jeopardize the eligibility of horses racing in certain jurisdictions.

Risks Related to the Securities

The Securities will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A portion of the proceeds from the Offering will be used to pay accrued and unpaid wages of Michael Calderone.

These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as unpaid compensation for prior service to the Company.

A portion of the proceeds from the Offering will be used to pay the accrued and unpaid expenses of Michael Calderone and Dan Khasis.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to these insiders as repayment for expenses incurred prior to the Offering and owed to them by the Company.

A portion of the proceeds from the Offering will used to repay obligations of the Company currently in arrears.
These proceeds will not be available for the ongoing operations of the Company but will instead be paid to creditors for amounts which are currently overdue.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Nevada law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the shares of stock will be subject to dilution.
Owners of do not have preemptive rights. If the Company conducts subsequent Offerings of or Securities convertible into , issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, shareholders may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the Offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Equine Performance industry is a $200 billion global market and the industry is very slow to adapt to new technologies and business models, specifically in the horseracing segment. The Company has established a cutting edge research and racehorse training facility which is the foundation of our core business and supports all of the business opportunities and goals on our 'go to market' road map. This foundation establishes the credibility of the Company within the global performance equine industry. In short, the industry is prime for disruption and Exceed Equine is position to disrupt. In short, the industry is prime for disruption and Exceed Equine is in a position to disrupt in numerous directions.

Business Plan

The Company's Business Plan is attached to this Form C as Exhibit B.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
R&D, Operate a Horse Racing Stable, and Horse Training Facility using cutting edge analytical and data driven technologies.	R&D, Operate a Racing Stable	Owners of Performance Horses

The Company is currently developing a variety of products to support our Equine athletes' performance, longevity, and general well-being. The Company is also compiling objective propriety databases to be used to scientifically validate the effectiveness of the company's products and services.

Direct to Consumer - E-Commerce or third party distribution channels.

Horses

The Company's Director & CEO, Michael Calderone, acquired certain horses under his name (and some with co-owners). Pursuant to an Equine Lease Agreement, the Company leases the horses from Mr. Calderone for use in the Company's business. The Company pays Mr. Calderone in the form of 1,000 shares of common stock for each month of the Equine Lease Agreement's term, such shares to be issued at upon the termination/expiration of the Equine Lease Agreement. The Company has the right, upon providing reasonable evidence to Mr. Calderone of the Company's availability of at least 6 months of working capital, to purchase the Initial Equine (as defined in the Equine Lease Agreement) for a one-time issuance of 50,000 shares of common stock and the Additional Equine (as defined in the Equine Lease Agreement) which will be sold at auction with the Company having the opportunity to bid at such auction(s) to obtain ownership. The Company may also be required to make payment to any co-owner of the Initial Equine.

The complete list of horses is set forth in Schedule of Horses attached to this Form C as <u>Exhibit C</u>.

Competition

As an overall business and to the best of our knowledge we do not have any competitors as there is no other R&D facility developing and testing products on horses actively racing and owned by such a company.

The Company's business model is the first of its type in the industry which puts us in a unique position with no real competition. We have the ability to baseline our tests, bedding, feeding, supplements, etc., and refine the processes using our own stable of horses in a consistent and repeatable closed environment.

Supply Chain and Customer Base

The Company does buy a percentage of its raw materials from foreign entities.

None at this time, however, the Company is generating revenues from its racing stable while developing and validating its products which will go to market in 2023.

Intellectual Property

The Company is using sophisticated sensor devices along with other types of technology and process to research and develop a verity of products and programs to improve and protect performance horses This will result in the company filing patents and trademarks. All developed technologies will be assets of the Company.

Governmental/Regulatory Approval and Compliance

Other than requiring State Racing Commission horse owner licenses, there are no other regulations effecting the business at this time.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's registered address is 3642 Boulder Highway, #24, Las Vegas, NV 89121

The Company's principal address is 3236 NE 5th Street, #402, Pompano Beach, FL 33062

The Company has the following additional addresses: 149 Brindletown Road, New Egypt, NJ, 08533

The Company conducts business in New Jersey - Exceed Equine's Research, Training and Housing of Horses Facility and Florida - Corporate Headquarters.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C is a detailed business plan. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry, and future plans and prospects. Exhibit B is incorporated by reference into this Form C.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$700.00	7.00%	$86,450
Campaign marketing expenses or related reimbursement	20.00%	$2,000.00	19.09%	$235,822
Estimated Attorney Fees	5.00%	$500.00	0.65%	$8,000
Estimated Accountant/Auditor Fees	1.00%	$100.00	0.24%	$3,000
General Marketing	12.00%	$1,200.00	4.05%	$50,000
Research and Development	14.00%	$1,400.00	11.31%	$139,662
Manufacturing	0.00%	$0.00	1.06%	$13,095
Equipment Purchases	8.00%	$800.00	2.49%	$30,725
Future Wages	10.00%	$1,000.00	6.88%	$85,000
Accrued Wages	0.00%	$0.00	6.48%	$80,000
Accrued expenses of managers, officers, directors or employees	5.00%	$500.00	0%	$0
Repayment of Debt*	0.00%	$0.00	9.35%	$115,473*
Repayment of obligations in arrears	0.00%	$0.00	9.35%	$115,473
General Working Capital	18.00%	$1,800.00	22.05%	$272,300
Total	**100.00%**	**$10,000**	**100.00%**	**$1,235,000**

*This amount reflects an estimated payment against certain outstanding loans made to the Company by its founders Michael Calderone and Dan Khasis, as further disclosed in the "Debt Outstanding" and "Related Person Transactions" sections of this Form C.

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign. The Company's goal is to execute its business plan as quickly and take advantage of the current opportunities the industry is offering.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: At the Company's discretion dependent on the business environment and the market acceptance of the private placement offering under Regulation D 506(c), which will being conducted concurrently with the Offering.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors and Officers

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Michael Calderone

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director & CEO: November 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Michael Calderone has 30 years' experience in the horse racing industry ranging from training Horses to being the CMO of the largest racing entity in North America where Mike oversaw all corporate marketing initiatives that were instrumental in generating billions in annual revenue.

Mike was the CEO of the largest and only industry-recognized Social Horse racing game platform, used as an introductory tool to attract new racing fans. Michael was able to forge partnerships with some of the largest names in both horseracing and traditional media including – Disney, NBC, Discovery Network, Blood Horse, the Daily Racing Form (DRF) and many others.

This vast experience led Mike to recognize the opportunity to reinvent and reposition one of the oldest globally recognized sports in the world, while at the same time positioning Exceed Equine as an industry leader in the development of cutting-edge products and services to serve the Performance Equine market.

Name

Dan Khasis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Co-Founder: November 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Being a lifelong entrepreneur Dan has co-founded and invested in more than 15 startups; raised outside capital, organized strong advisory boards, which resulted in multiple liquidity events.

With over 20 years' experience founding, operating and investing in high-tech SaaS startups, Dan brings to Exceed the technical know-how required for building out the infrastructure to organize and mine the immense inflow of data being produced daily by Exceed's R & D facility's Science and Training teams.

Dan has been granted 10+ patents and has years of experience with complex and large datasets, IoT, sensors, logistics, supply chain, and healthcare.

Name

Paul Reid PhD

All positions and offices held with the Company and date such position(s) was held with start and ending dates

VP Product Development: November 2021 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Paul is our expert in new product development and formulations. He is a successful nutraceutical developer guiding Exceed's Research and Development teams to create, test, prove and deploy Exceed's performance equine supplements, feeds, bedding soon to be marketed to the global performance equine industry.

After launching his career at the U.S. Army Medical Research Institute of Infectious Diseases (USAMRIID), Dr. Reid entered the private sector as the Head of Scientific Affairs for a United States-based biotechnology company. While there, Dr. Reid led the design of clinical protocols and managed clinical trials throughout Canada and the United Kingdom using the active components of reptiles as novel drugs for candidates for treating Multiple Sclerosis (MS), Adrenmyeloneuropathy (AMN) and Adrenoleukodystrophy (ALS). When the Company sold in 2001, Dr. Reid continued this work, but expanded his therapeutic focus to include Human Immunodeficiency Virus (HIV) and Pain (analgesia and anti-inflammatory).

His recent interest in Equine nutraceutical research brought Paul to lead Exceed's R&D initiatives.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Nevada law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 employees in 1 Florida.

The Company has the following employment agreements in place:

Employee	Description	Effective Date	Termination Date
Michael Calderone	Offer of Employment	January 1, 2022	N/A

The Company has 1 independent contractor in Singapore engaged as a financial consultant.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Preferred Stock
Amount authorized	25,000,000
Amount outstanding	15,000,000
Voting Rights	Yes, three (3) votes per share
Anti-Dilution Rights	Preferred shareholders have preemptive rights
How this security may limit, dilute or qualify the Shares of Common Stock issued pursuant to Regulation CF	The Shares of Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Preferred Stock, including conversion of convertible notes into shares of Preferred Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100.0%

Difference between this security and the Shares of Common Stock being issued pursuant to Regulation CF	Preferred Stock has preemptive rights, three votes per share, and liquidation preference (as set forth in the Company's Articles of Incorporation). Common Stock does not have preemptive rights or liquidation preferences, and has one vote per share.

Type of security	2023 Equity Incentive Plan
Amount authorized	1,000,000 Shares of Common Stock
Amount outstanding	0
Voting Rights	Yes, one (1) vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Shares of Common Stock issued pursuant to Regulation CF	The Shares of Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock or stock options that are exercisable into shares of Common Stock under the Equity Incentive Plan .
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	4.01%
Difference between this security and the Shares of Common Stock being issued pursuant to Regulation CF	These are the same securities as the ones being issued pursuant to Regulation CF.

Type of security	Convertible Promissory Notes
Amount outstanding	$225,000
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Shares of Common Stock issued pursuant to Regulation CF	The Shares of Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Convertible Notes convert into shares of Preferred Stock.
Percentage ownership of the Company by the holders of such Securities (assuming	N/A

conversion prior to the Offering if convertible securities).	
Difference between this security and the Shares of Common Stock being issued pursuant to Regulation CF	Upon the occurrence of certain events, the Convertible Notes convert into shares of Preferred Stock. The Securities being issued pursuant to Regulation CF are shares of Common Stock (refer to above for difference between Common Stock and Preferred Stock).

Type of security	Common Stock
Amount authorized	25,000,000
Amount outstanding	0*
Voting Rights	Yes, one (1) vote per share
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Shares of Common Stock issued pursuant to Regulation CF	The Shares of Common Stock issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	0%
Difference between this security and the Shares of Common Stock being issued pursuant to Regulation CF	These are the same securities as the ones being issued pursuant to Regulation CF.

*As disclosed in the "Related Person Transactions" section of this Form C, the Company's Director & CEO, Michael Calderone, earns a certain amount of shares of common stock pursuant to various lease agreements between the Company and Mr. Calderone. Such shares are not currently issued and outstanding, but will be issued to Mr. Calderone upon the termination of the respective lease agreements. Purchasers are advised to review the "Related Person Transactions" on page 44 for further information.

The Company has conducted the following prior offerings in the past 3 years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Convertible Promissory Notes	1	$225,000	Working Capital	September 15, 2022	Section 4(a)(2)

Concurrently with this Offering, the Company is conducting a private placement offering under Regulation D 506(c) to raise up to $20,000,000 on the same terms as this Offering, which will be concurrent with the Offering.

DEBT OUTSTANDING

As of end of 2022, the Company had the following debt outstanding:

Type of debt	Senior Secured Revolving Promissory Note
Name of creditor	Michael Calderone
Amount outstanding	$349,361.00
Interest rate and payment schedule	7%
Amortization schedule	N/A
Describe any collateral or security	The Note is secured by all the following that the Company may now or in the future own, lease, control or otherwise hold, or that relate to the Company or any of its assets, properties or business, or that the Company uses in its business, whether now owned or existing or in the future owned or existing: (a) Books; (b) Equipment; (c) Accounts; (d) General Intangibles; (e) Inventory; and (vi) All proceeds and products of the foregoing Collateral, including money, Accounts, General Intangibles, securities, Equipment, goods, Inventory, money deposit accounts, Documents, Instruments, Chattel Paper, insurance proceeds, fixtures, and real property, and interests therein, and any other tangible or intangible property received or receivable: (i) by way of dividends or other distributions with respect to or on account of any other items of Collateral; (ii) on account or upon the sale, exchange, transfer or disposition of any other items of Collateral; (iii) by way of any split-up, combination, reclassification or similar transaction with respect to any other items of Collateral; or (iv) by way of any merger, recapitalization, reorganization, consolidation, dissolution, or liquidation of the Collateral. Without limiting any of the foregoing, the term "proceeds" includes whatever is receivable or received when Collateral or proceeds is sold, leased, collected, exchanged or otherwise disposed of, whether such disposition is voluntary or involuntary, and includes all rights to payment, including return premiums, with respect to any insurance relating thereto.

Maturity date	January 31 ,2023
Other material terms	The Company is not obligated to make any payments prior to the consummation of a transaction or series of transactions pursuant to which the Company issues and sells shares of its common stock with the principal purpose of raising capital (each, a "Qualified Financing"). For every calendar month in which a Qualified Financing occurs, if any, the Company shall make a monthly payment to Lender in the amount of fifteen percent (15%) of the aggregate amount raised in such Qualified Financing(s), payable no later than five (5) days from the closing of such Qualified Financing(s). Each such payment shall be applied in the following order of priority: (i) all interest that has accrued on the outstanding principal balance of the funded advances but that remains unpaid as of the applicable payment date, and (iii) the unpaid principal of all funded advances applied with respect to the oldest funded advances first. On the Maturity Date, the Company shall pay to Lender the entire outstanding principal balance of all funded advances and all interest that has accrued on the outstanding principal balance of the funded advances) but that remains unpaid as of the Maturity Date, if any.

Type of debt	Convertible Promissory Note
Name of creditor	Dan Khasis
Amount outstanding	$225,000
Interest rate and payment schedule	8%
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	September 15, 2023
Other material terms	In the event that the Company sells shares of its Common Stock to investors (the "Initial Investors") on or before the date of the repayment in full of this Note in an equity financing resulting in gross proceeds to the Company of at least $1,000,000 (the "Next Equity Financing"), then: (i) $25,000 of the outstanding principal balance of this Note shall be immediately repaid to the Holder; and (ii) $100,000 of the outstanding principal balance of this Note

shall automatically convert without any further action by the Holder into Preferred Stock of the Company at a conversion price equal to the per share price paid by the Initial Investors for the Common Stock, and otherwise on the same terms and conditions as given to the Initial Investors.

In the event that the Company sells shares of its Common Stock to investors once more after the Next Equity Financing but on or before the date of the repayment in full of this Note in another equity financing resulting in gross proceeds to the Company of at least $2,000,000 (including the conversion of any other convertible notes or other convertible instruments, including without limitation Simple Agreements for Future Equity (SAFEs)), then the outstanding principal balance and any unpaid accrued interest under this Note shall be immediately repaid to the Holder.

(c) In the event that there remains any outstanding principal balance or any unpaid accrued interest under this Note as of the Maturity Date, then the Holder may, at its option exercised by a signed writing, demand repayment from the Company of the outstanding principal balance and any unpaid accrued interest under this Note.

Type of debt	Credit Card
Name of creditor	Chase
Amount outstanding	$19,786.00
Interest rate and payment schedule	17.49% APR
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	Minimum payment due monthly
Other material terms	N/A

Valuation

The pre-Offering value ascribed to the Company is $75,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The Company is owned by a two individuals. Those people are Michael Calderone and Dan Khasis.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Michael Calderone	76.0%
Dan Khasis	24.0%

Following the Offering, the Purchasers will own 0.013% of the Company if the Minimum Amount is raised (assuming no Bonus Shares are issued) and 1.62% if the Maximum Amount is raised (assuming no Bonus Shares are issued to Purchasers but $100K converted under Dan Khasis' Convertible Promissory Note and 20K Bonus Shares to Dan Khasis).

If the Minimum Amount is raised with a single Purchaser, then the Purchaser will own 0.02% (including Bonus Shares issued to the Purchaser).

If the Maximum Amount is raised with a single Purchaser, then the Purchaser will own 5.44% (including Bonus Shares issued to the Purchaser and Dan Khasis, and taking into account $100K converted under Dan Khasis' Convertible Promissory Note).

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as <u>Exhibit A</u>.

Operations

Current revenues are currently coming from Racing Stable's earnings. Our largest expense is for the care and training of the horses based at our R&D & Training Center.

The company will continue to race its stable of horses and begin to execute its strategic business plan which will introduce additional revenue streams (e.g., Product Sales, Gaming Revenues, Services, etc.)

Liquidity and Capital Resources

The Offering proceeds will significantly allow us to move the current operations forward, additional validation of R&D results and help secure the launch of products and services while becoming more visual to our target audience, while further enhancing the performance and ROI of our own stable of horses.

The Company has the following sources of capital in addition to the proceeds from the Offering: Current Major Shareholders have been funding the operations since inception.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future: Depending on the results and effectiveness of the products and services we create as a result of our R&D, the Company plans to open its own Training and Research Facility rather than leasing to accommodate growth and add other breeds of performance horses.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering
The Company is offering up to 247,000 Shares of Common Stock for up to $1,235,000.00. The Company is attempting to raise a minimum amount of $10,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 23, 2024 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,235,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion .

The price of the Securities does not necessarily bear any relationship to the asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with North Capital Private

Securities until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers.

If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser, will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Electronic Certificate/PDF in exchange for his or her investment as soon as practicable thereafter.

In the event that $100,000 in investments is committed and received by the Escrow Agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment. In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $100,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities has been determined based on market size, market potential and feedback from industry contacts and business associates.

The minimum amount that a Purchaser may invest in the Offering is $200.00.

The Offering is being made through Title3Funds.com, the Intermediary. The following two fields below set forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised in the Offering

Stock, Warrants and Other Compensation
Securities in an amount equal to 2% of the total number of Securities sold in the Offering.

Transfer Agent and Registrar

The transfer agent and registrar for the Securities will be named upon the Offering deadline.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization

At the initial closing of this Offering (if the Minimum Amount is raised and no Bonus Shares are issued), our authorized capital stock will consist of (i) 125,000,000 shares of common stock, par value $0.001 per share, of which 2,000 common shares will be issued and outstanding, and (ii) 125,000,000 shares of preferred stock, par value $0.001 per share, of which 15,000,000 preferred shares will be issued and outstanding.

Voting and Other Rights

Holders of basic common stock have one vote per share and may vote to elect the board of directors and on matters of corporate policy. Although shareholders have a vote, given the concentration of ownership by the founders and management, your vote will not in all likelihood have a meaningful impact on corporate matters. Common shareholders are entitled to receive dividends at the election of the board and are subordinated to creditors with respect to rights to distributions in a liquidation scenario. In the event of liquidation, common shareholders have rights to a company's assets only after creditors (including noteholders, if any) and preferred shareholders and have been paid in full in accordance with the terms of their instruments.

Dividend Rights

Holders of common stock will share equally in any dividend declared by our board of directors, if any, subject to the rights of the holders of any outstanding preferred stock.

The Company does intend to issue dividends in the future. The Company will issue dividends of up to 25% of net profits depending on the value or depending on the return ROI on reinvested profits into the business at the Company's discretion but anticipated in 2024. The following are limitations on the Company's ability to issue dividends: operational restrictions, cash flow restrictions, and the potential ROI from reinvested capital in the business.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of common stock would be entitled to share ratably in the Company's assets that are legally available for distribution to shareholders after payment of liabilities. If the Company has any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of common stock.

Other Rights

Other than as set forth in any shareholder's agreements and as described elsewhere herein, the Company's shareholders have no preemptive or other rights to subscribe for additional shares. All holders of our common stock are entitled to share equally on a share-for-share basis in any assets available for distribution to common shareholders upon our liquidation, dissolution or winding up. All outstanding shares are, and all shares sold in the Offering will be, when sold, validly issued, fully paid and non-assessable.

Voting and Control

The Securities have the following voting rights: one vote per share.

The Company does not have any voting agreements in place.

The Company does not have any shareholder/equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Shares of Common Stock.

Investors are eligible to receive bonus Shares of Common Stock as follows ("Bonus Shares"):

a. For every $10,000 invested, an additional 1,000 Bonus Shares will be issued.

b. For every $50,000 invested, an additional 10,000 Bonus Shares will be issued.

c. For every $250,000 invested, an additional 75,000 Bonus Shares will be issued.

d. For every $1,000,000 invested, an additional 500,000 Bonus Shares will be issued.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE COMPANY, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE COMPANY TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

44

Type of Transaction	Senior Secured Revolving Promissory Note
Related Person/Entity	Michael Calderone
Relationship to the Company	Director & CEO
Total amount of money involved	$349,361.00
Benefits or compensation received by related person	Payment of interest
Benefits or compensation received by Company	Working capital
Description of the transaction	Mr. Calderone has made a secured revolving loan to the Company pursuant to a Senior Secured Revolving Promissory Note, the details of which are set forth in the Debt Outstanding section of this Form C.

Type of Transaction	Convertible Promissory Note
Related Person/Entity	Dan Khasis
Relationship to the Company	Director & CEO
Total amount of money involved	$225,000
Benefits or compensation received by related person	Payment of interest; conversion into preferred stock
Benefits or compensation received by Company	Working capital
Description of the transaction	Mr. Khasis has made convertible loan to the Company, the details of which are set forth in the Debt Outstanding section of this Form C.

Type of Transaction	Deferred Salary
Related Person/Entity	Michael Calderone
Relationship to the Company	Director & CEO
Total amount of money involved	$10,000 per month commencing on 1/1/22 and ending upon close of this Offering
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Working capital
Description of the transaction	Pursuant to an Amended & Restated Offer of Employment letter, Mr. Calderone earns a monthly salary of $10,000 for his services as CEO to the Company. Mr. Calderone voluntarily agreed to defer his monthly salary until the Company closes this Offering and/or the Reg D Offering, at which time the Company will pay the full monthly salary on an ongoing basis and an additional salary of $5,000.00 per month to be applied against the deferred compensation.

Type of Transaction	Promissory Note
Related Person/Entity	Michael Calderone
Relationship to the Company	Director & CEO
Total amount of money involved	$57,000
Benefits or compensation received by related person	Loan
Benefits or compensation received by Company	N/A
Description of the transaction	The Company has loaned Mr. Calderone $57,000 pursuant to a Promissory Note dated January 1, 2022. The Note has an annual interest rate of 1.85% and matures on December 21, 2023. The Company may set off the amount owed under the Note against any amounts owed to the Company by Mr. Calderone.

Type of Transaction	Promissory Note
Related Person/Entity	Dan Khasis
Relationship to the Company	Co-Founder
Total amount of money involved	$18,000
Benefits or compensation received by related person	Loan
Benefits or compensation received by Company	N/A
Description of the transaction	The Company has loaned Mr. Khasis $18,000 pursuant to a Promissory Note dated April 13, 2022. The Note has an annual interest rate of 1.85% and matures on December 21, 2023. The Company may set off the amount owed under the Note against any amounts owed to the Company by Mr. Khasis.

Current Interest in Property

Type of Transaction	Equipment Sublease
Related Person/Entity	Michael Calderone
Relationship to the Company	Director & CEO
Total amount of money involved	N/A
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Equipment
Description of the transaction	Because the Company had not established credit, certain Company equipment is being financed by Mr. Calderone. The Company and Mr. Calderone entered into a Sublease Agreement commencing on January 1, 2023 whereby the Company subleases the equipment from Mr. Calderone and pays him in the form of 50 common share for each month of the term of the Sublease Agreement, such shares to be issued to Mr. Calderone upon the termination of the Sublease Agreement.

	The Company has the right to take over the monthly financing payments or pay Mr. Calderone all amounts due under the financing agreements. Additionally, the Company would issue to Mr. Calderone an additional 1,000 common shares and pay Mr. Calderone any security deposits, pay-off amounts and/or prepayments made by Mr. Calderone.
	The following equipment is covered by the Sublease Agreement:
	(i) Blood Work Machine ($593.69 monthly payment); (ii) Cold Water Treadmill & Walking Treadmill ($1,755.00 monthly payment); (iii) 3 PEMF Therapy Machine ($962.36 monthly payment); and (iv) 2021 Dodge 250 Ram Truck ($994.45 monthly payment)

Type of Transaction	Equipment Lease
Related Person/Entity	Michael Calderone
Relationship to the Company	Director & CEO
Total amount of money involved	N/A
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Equipment
Description of the transaction	The Company leases from Mr. Calderone certain equipment purchased by Mr. Calderone. The Company and Mr. Calderone entered into a Lease Agreement commencing on January 1, 2023 whereby the Company leases the equipment from Mr. Calderone and pays him in the form of 200 common share for each month of the term of the Sublease Agreement, such shares to be issued to Mr. Calderone upon the termination of the Lease Agreement. The Company has the right, upon providing reasonable evidence to Mr.

	Calderone of the Company's availability of at least 6 months of working capital, to purchase the equipment for a one-time issuance of 15,000 common shares. The following equipment is covered by the Lease Agreement is available upon request.

Type of Transaction	Equine Lease
Related Person/Entity	Michael Calderone
Relationship to the Company	Director & CEO
Total amount of money involved	N/A
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Horses
Description of the transaction	The details of this transaction are described on page 26 of this Form C.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Michael Calderone
(Signature)

Michael Calderone
(Name)

Founder & CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Michael Calderone
(Signature)

Michael Calderone
(Name)

Founder & CEO
(Title)

3/23/23
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements
Exhibit B Company Summary / Business Plan
Exhibit C Schedule of Horses
Exhibit D Video Transcript
Exhibit E Subscription Agreement

EXHIBIT A

Financial Statements

Exceed Equine, Inc. (the "Company") a Nevada Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ending December 31, 2022 and 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Exceed Equine, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2022 and 2021, and the related statement of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
March 14, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,254	964
Total Current Assets	1,254	964
Non-current Assets		
Machinery & Equipment, Vehicles, and Leasehold Improvements, net of Accumulated Depreciation	94,175	-
Loan to Shareholder	75,000	-
Total Non-Current Assets	169,175	-
TOTAL ASSETS	170,429	964
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accrued Interest	4,594	-
Accounts Payable	19,786	-
Total Current Liabilities	24,380	-
Long-term Liabilities		
Notes Payable - Related Party	574,361	-
Total Long-Term Liabilities	574,361	-
TOTAL LIABILITIES	598,741	-
EQUITY		
Preferred Stock	4,600	1,000
Additional Paid in Capital	70,400	-
Accumulated Deficit	(503,312)	(36)
Total Equity	(428,312)	964
TOTAL LIABILITIES AND EQUITY	170,429	964

Statement of Changes in Shareholder Equity

	Preferred Stock				
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 11/20/2021	-	-	-	-	-
Issuance of Preferred Stock	11,400,000	1,000	-	-	1,000
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-		-	(36)	(36)
Ending Balance 12/31/2021	11,400,000	1,000	-	(36)	964
Issuance of Preferred Stock	3,600,000	3,600	70,400	-	74,000
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(503,276)	(503,276)
Ending Balance 12/31/2022	15,000,000	4,600	70,400	(503,312)	(428,312)

Statement of Operations

	Year Ended December 31,	
	2022	2021
Net Revenue	4,578	-
Operating Expenses		
Advertising and Marketing	77,300	-
General and Administrative	733,360	36
Research and Development	155,932	-
Rent and Lease	2,983	-
Depreciation	8,685	-
Total Operating Expenses	978,261	36
Operating Income (loss)	(973,682)	(36)
Other Income		
Consulting Income - Related Party	475,000	-
Total Other Income	475,000	-
Other Expenses		
Interest Expense	4,594	-
Total Other Expenses	4,594	-
Earnings Before Income Taxes	(503,276)	(36)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(503,276)	(36)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(503,276)	(36)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	8,685	-
Accrued Interest	4,594	-
Accounts Payable and Accrued Expenses	19,786	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	33,065	-
Net Cash provided by (used in) Operating Activities	(470,212)	(36)
INVESTING ACTIVITIES		
Purchase of Equipment, Vehicles, and Leasehold Improvements	(102,860)	-
Loan to Shareholder	(75,000)	-
Net Cash provided by (used by) Investing Activities	(177,860)	-
FINANCING ACTIVITIES		
Proceeds from the Issuance of Preferred Stock	3,600	1,000
Additional Proceeds from the Issuance of Preferred Stock	70,400	-
Proceeds from Debt Issuances from Related Parties	574,361	-
Net Cash provided by (used in) Financing Activities	648,361	1,000
Cash at the beginning of period	964	-
Net Cash increase (decrease) for period	290	964
Cash at end of period	1,254	964

Exceed Equine, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Exceed Equine, Inc., ("the Company"), was formed in Nevada on November 30th, 2021. The Company is developing cutting-edge technologies through its state-of-the-art research and equine training facility. The Company earns revenues through purse earnings by racing its own stable of horses that act as the final validation as well as brand ambassadors for the advanced products and services being developed to disrupt and service the $200B global equine performance market.

The Company will conduct a Crowd Funding campaign under Reg CF in 2023 to raise operational and expansion capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high

creditworthiness. The Company's management plans to assess the financial strength and creditworthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company engages in service activities including boarding and care of the horses at an agreed upon rate with customers. The Company's primary performance obligation is to ensure that the services are provided as agreed upon in the contracts entered into with customers. The Company's payments are generally collected at time of service or initiation of services. Management considered any potential deferred revenue to be negligible as of December 31st, 2022.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31st, 2022.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/22
Machinery & Equipment	7	26,461	(1,890)	-	24,571
Vehicles	5	63,400	(6,340)	-	57,060
Leasehold Improvements	7-28	12,999	(455)	-	12,544
Grand Total	–	**102,860**	**(8,685)**	–	**94,175**

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Company has entered into a two-year lease term in 2022 for the care and boarding of horses. The Company shall pay a flat monthly rate of $11,000 due on the 5th of each month for the term of the agreement.

Year Ending December 31,	Payment
2023	132,000
2024	33,000
2025	-
2026	-
2027	-
Thereafter	-

Equity-Based Compensation

At the present time, the Company does not have an Equity-Based Compensation plan.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and New Jersey. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company earned consulting income totaling $475,000 from an entity owned by a shareholder.

A shareholder entered into a convertible note agreement with the Company totaling $225,000 in 2022. The loan accrues interest at 8% and is due in 2023. In the event that the Company sells shares of its common stock to investors, on or before the date of repayment in full, in an equity financing resulting in gross proceeds to the Company of at least 1,000,000, then $25,000 of the outstanding principal balance will immediately be repaid to the holder, $100,000 of the outstanding balance will automatically convert without any further action by the holder into preferred stock at a conversion price equal to the per share price paid by the initial investors for the common stock, and otherwise on the same terms and conditions as given to the initial investors. If the Company sells shares of common stock to investors after the next equity financing, but on or before the date of the repayment in full of this note, that results in at least 2,000,000 in gross proceeds then the outstanding balance and any unpaid interest will be immediately repaid to the holder.

In April 2022, the company entered into a side letter personal guarantee agreement with a former board member. The company guarantees that in the event of any liquidation, dissolution, winding up, sale, merger, or similar transfer of the Corporation's shares or underlying assets (a "Change of Control Transaction") within three (3) years of the Effective Date, if the former board member shall receive an amount equal to less than $250,000 (the "Guaranteed Amount") as a result of such Change of Control Transaction, the Company's owner shall promptly pay to the former board member the amount of such shortfall by wire transfer of immediately available funds.

A shareholder loaned the Company $349,361 in 2022. The loan accrues interest at 7% and is due in 2023. The balance was $225,000 as of December 31st, 2022. The amounts will be converted to equity in conjunction with the upcoming equity financing round with a portion that will be paid back based on the amount of money the Company raises.

The Company loaned a shareholder $57,000 in 2022. The loan accrues interest at 1.85% and is due in 2023. In the event that the amount is not paid when due, the overdue amount shall accrue interest at 15% until fully paid off.

The Company loaned a shareholder $18,000 in 2022. The loan accrues interest at 1.85% and is due in 2023. In the event that the amount is not paid when due, the overdue amount shall accrue interest at 15% until fully paid off.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See "Note 3 – Related Party Transactions" for details of loans from shareholders.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2022				For the Year Ended December 2021			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Loan from Shareholder 1	349,361	7%	2023	349,361	-	349,361	-	-	-	-	-
Convertible Loan from Shareholder 2	225,000	8%	2023	225,000	-	225,000	4,594	-	-	-	-
Total				**574,361**	**-**	**574,361**	**4,594**	**-**	**-**	**-**	**-**

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$574,361
2024	-
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

In 2022, the Company underwent a 5:1 reverse stock split, dropping the total authorized shares of both common and preferred stock to 25,000,000 each, down from 125,000,000 each at a par value of $0.001 per share.

There were no common shares issued or outstanding as of December 31st, 2022. There were 15,000,000 preferred shares issued and outstanding as of December 31st, 2022.

Common stockholders are entitled to one vote and can receive dividends at the discretion of the boards of directors.

Preferred shareholders have the right to convert shares into common stock at a rate of 1 to 1 at the discretion of the shareholder or automatically in change of control events. Preferred shareholders have 1 vote for every common share they could own if converted. Preferred shareholders receive dividends at the discretion of the board of directors on a pari passu basis according to the number of shares of Common Stock held by such holders. For this purpose, each holder of shares of Preferred Stock will be treated as holding the greatest whole number of shares of Common Stock then issuable upon conversion of all shares of Preferred Stock held by such holder.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through March 14, 2023, the date these financial statements were available to be issued.

A shareholder (Sublessor) subleased to the Company (Sublessee) personal property including various equipment, premises, and vehicles which required monthly payments from the shareholder to the Lessors of approximately $962, $1,755, $994, and $594 for the property being leased. As part of the agreement, the Company will issue to the shareholder 50 shares of common stock for each month of the term. The term is one year with an additional on eyear renewal option. Upon notice from the Company, the shareholder agrees to cooperate with efforts by the Company to assume, whether through transfer, assignments or other means, shareholder's obligations under all Lender Finance Agreements, subject to the terms thereof or to pay the shareholder all amounts due under all Lender Finance Agreements, however the shareholder shall not be obligated to provide any guarantee or other continuing commitment to any lender in connection with the Company buyout. The Company agrees that in the event of a buyout, the Company shall issue 1,000 common shares to the shareholder and the agreement shall terminate.

A shareholder (Sublessor) subleased to the Company (Sublessee) 24 horses that were valued at approximately $422k. The shareholder is the 75% owner of all 24 horses. As part of the agreement, the Company will issue to the shareholder 1,000 shares of common stock for each month of the term. The term is one year with an additional one year renewal option. Upon the Company providing reasonable evidence of the Company's availability of at least 6 months of working capital reserves, the Company shall have the right to purchase all of the shareholder's rights, titles, and interest in the horses for a one-time issuance of 50,000 shares of the Company's common stock, and upon issuance the agreement terminates.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT B

Company Summary / Business Plan


EXCEED
EQUINE

Executive Summary 2023

Exceed Equine

Introduction

Exceed Equine is the largest aggregator of real-time data for active racehorses,allowing them to develop and validate their products and third-party products through objective scientific processes. Exceed has positioned itself to disrupt the $200B equine performance market by developing and testing products at their state-of-the-art research and training facility and then introducing those products along with engaging, interactive racing content and cutting-edge web-based technology.

The Opportunity

Exceed Equine is disrupting the $200B performance equine market, which currently lacks cutting-edge product development in a true active training environment. Following the business model of Nike and Adidas, who invested billions of dollars in their own research and development centers while working with world-class athletes, positioned themselves as world leaders in the human athletic consumer market. Exceed believes that an advanced product and testing facility engaged with active racehorses in conjunction with objective scientific processes while competing and earning a higher-than-normal industry win rate creates undisputable proof for performance equine owners and trainers wanting best-in-care products for their equine athletes.

Revenue Model

The initial revenue opportunities include sales of Exceed's own brand of performance-based products along with partner products that have been scientifically and race validated. Exceed also expects to earn substantial revenue through its own stable of racehorses, which first incorporates Standardbred racing and then expanding to the more lucrative Thoroughbred market. Future revenue opportunities include the repositioning of

lucrative Thoroughbred market. Future revenue opportunities include the repositioning of industry optics surrounding the care and wellbeing of the performance horse.

Exceed Equine



Performance Horse owners are willing to pay significant sums for performance-enhancing treatments and technologies. For example, in 2018, a cloned horse sold for $1.5 million, and in 2021, a stallion's semen was sold for $2.5 million. (Sources: The Guardian, BloodHorse). It is important to note that the US equestrian industry contributes $122 billion annually to the US economy and supports 1.7 million jobs. (Source: American Horse Council Foundation)

Company Leadership

Michael Calderone, Founder/CEO, 25 years of experience in horseracing, gaming, and gambling. Founder of Party Bingo, today a leading online bingo site globally. CEO of HorseRaceGame.com, the only industry-adopted gaming platform to cultivate new racing fans in the Thoroughbred markets. Partners included NBC, The Discovery Chanel, Disney, and The Stronach Group. CMO of The Stronach Group, a world-class, sports-anchored, digital technology entertainment, wagering, and media company specializing in horseracing.

Dan Khasis, Founder/Entrepreneur, 20 years founding, running and investing in high-tech SaaS startups with 10+ patents granted. Dan's database technologies have helped several companies advance revenues into the hundreds of millions, even billions, of dollars.

Sally Johnson, PhD Nutritional Biochemistry, MS in Animal science, leading researcher in biochemistry and muscle functionality with over 60 published papers.

Paul Reid, Vice President of Product Development and an expert in new product development and formulations with a successful track record in both the nutraceutical and pharmaceutical industries.

David Lim, Chief Financial Advisor. Has extensive experience in leading processes from initiation to full business execution across multiple sectors. His employment history includes both Bank of America and Fidelity with transactions exceeding $3B.

Pablo Fonseca, DVM, Medical Advisor, specializing in equine sports medicine, for lameness and rehabilitation. Dr. Fonseca has 10 years' experience working with performance horses.



Exceed Equine



Products Under Development

Exceed Equine is a leading developer of cutting-edge products to support performance and longevity for equine athletes of all disciplines. The first and only product developer working with its own stable of racehorses utilizing the latest in scientific technologies. Exceed's initial products are focused on protecting and maximizing the respiratory, digestive, and energy systems. The company is also focusing on customized feed programs to work in conjunction with the high anerobic energy demands for racehorses without long-term detrimental effects on the horse's overall health.

Competitive Advantage

Even the largest, most-recognized brands in the equine performance market do not test or validate on actual performance horses let alone their own stable of racehorses. In fact, most of their validation and research is done either at their facilities or in conjunction with universities, creating an inconsistent testing environment. Furthermore, because these facilities are always using retired and non-conditioned horses, maximum performance capabilities are never achieved, questioning their final results. In addition, Exceed Equine will use cutting-edge engaging technologies to allow consumers to virtually view the development, training, and the best-in-care practices that Exceed Equine utilizes, laying the groundwork for building the ultimate, trusted brand similar to the techniques utilized by Nike and Adidas positioning them as leaders in the human athletic market.





Go-To-Market Strategy

Exceed Equine is poised to capture a significant share of the equine performance industry by leveraging our Founder/CEO's extensive experience in marketing and operations. As the former CMO of The Stronach Group, the largest racing entity in North America, he designed and executed the industry's most advanced social media marketing campaigns. Exceed Equine will utilize all major social media platforms in conjunction with their vibrant, compelling content captured during training and racing, which will portray their horses in a colorful, personalized, almost humanized manner. Exceed will allow their investors, customers, fans and followers to actively participate in every aspect of Exceed's business associated with the care and wellbeing of their horses including live visual access to the races. This engaging strategy is the groundwork for building a leading B2C brand, especially in an industry driven by emotion and animal compassion.

Financial Milestones

Although Exceed Equine makes no financial projections, knowing this is a $200B industry and Exceed Equine has positioned itself as the first of its kind product developer, the management team is confident in its ability to obtain strong, revenue growth over the next three to four years. Racing revenues should grow exponentially in 2023 with initial product sales as early as the First Quarter of 2024. Exceed expects multiple revenue streams to evolve from their marketing communication platforms offering unprecedented interactive engaging content typically associated with action sports.

Current Status

All investment capital to date has been funded exclusively by the CEO and Co-founder. Exceed believes we are the largest aggregator of real-time data, collecting a wide array of sensor-driven information including gait asymmetry, kinesiology, biomechanics, vitals, consumption, chemistry and more. The collecting and aggregating of this data will lead to proprietary programs and the development of cutting-edge products validated through objective science. The Company has established its R&D training facility in New Egypt, NJ on an estimated 30acres. The facility houses the Company's approximate 25 Standardbred racehorses, all currently training and/or racing. Exceed has signed partnership agreements with several leading product and technology companies, some on an exclusive e basis. Exceed Equine is currently forging relationships with some of the leading racetracks to produce proprietary visual racing content of Exceed's horses for investors, followers, fans and customers, enhancing brand

content of Exceed's horses for investors, followers, fans and customers, enhancing brand
visibility.



Exceed Equine



Investment Information

Offering Minimum:
$10,000.00

Offering Maximum:
$1,235,000.00

Minimum Investment Amount (per investor):
$200.00

Offering Type:
Equity

Security Name:
Common Stock (Non-Voting)

Price per Share:
$5.00



EXHIBIT C

Schedule of Horses

List of Equine

Equine Name	Lessor Purchase Price	Microchip Number
Initial Equine		
Axion Hanover	$26,200	985141001192947
Third Pillar	$10,000	985141001312601
Able De Vie	$25,000	985141001193196
MG's Best Era Eva	$21,600	985141001183140
MartaritaOnDaRocks	$16,200	985141001187556
Up The Creek	$21,000	985141001191830
Might Be Right	$20,200	985141001151266
Bad Ms Johnson	$55,500	985141001312323
Targaryen Empress	$20,300	985141001314140
Into The Unknown	$8,000	985141001152765
The Turning Point	$23,600	985141001312827
Speak Your Mind**	$18,775	985141001313929
At My Peak	$13,700	958141001301229
Cream Virgin	$11,100	no number available
No Words	$17,500	985141001331614
Gotta Go	$9,200	985141001322582
Eden Hanover	$15,000	985141001311789
The Captain	$11,700	985141001149345
War of Will	$7,000	985141001154146
Tell No Secrets	$10,100	985141001380962
Always B Sweet	$21,000	985141001388640
Maskless	$20,200	985141001210844
Monterey Monk	$10,400	985141001367330
See Wonder	$15,000	985141001388461
Tell Them Lou	$12,500	985141001381103

** Lessor owns 75% of the horse and Frank Cannon owns 25%. Any transfer of ownership to Lessee shall be only with respect to the 75% owned by Lessor.

EXHIBIT D

Video Transcript



Website	https://exceedequine.com/ www.investinexceed.com https://exceedequine.com/investors-v2/
Social Media	https://m.facebook.com/ExceedEquine/ https://twitter.com/ExceedEquine
LinkedIn	
Google Drive	

EPISODE TITLE	Exceed Equine FINAL https://f.io/ln9ojzuf
EPISODE LENGTH	28 min 30 sec
Shoot Date	September 14th 2022
Shoot Time	7am – 6pm
Shoot Location	149 Brindletown Road, New Egypt NJ, USA
Address	149 Brindletown Road, New Egypt NJ, USA

Lower Third	
800 number	TBD
LOGO Right	ANI (Logo) Presents
Text above the number	"Call Now for More Information" rotating with "Horseracing Investment Opportunity"
Under 800 Number	506 (c) Private Placement Offering for Accredited Investors
LOGO Right	Exceed Equine (Logo) Investment Opportunity





Exceed Equine 28:30 Transcription

60sec commercial

Imagine owning tech that leads to better performing athletes. What will those technologies be worth? What athlete wouldn't want them? Don't imagine any more. Exceed Equine uses cutting edge technologies to develop advanced products for the horse racing industry and upon perfection will sell into the estimated two hundred billion dollar a year equine performance market.
But wait it gets even better they are developing and testing on their own stable of racehorses. That you will have ownership of as an Exceed shareholder. Here is an investment opportunity to not only get in on a last quick disruption to a major sport. As a shareholder when Exceed's horses win, you are winning too.
While their twenty plus race horse stable performs week after week in the US racing circuit. What could be more exciting than watching your race horses win. Well, Exceed Equine catapults itself into a position of a leading manufacturer and supplier of equine performance and enhancement products. Call now to discover how to take ownership in the horse racing industry with Exceed Equine.
https://www.britannica.com/sports/horse-racing

https://www.statista.com/statistics/1017245/us-horse-racing-tracks-market-size/

Intro

Horse Racing is arguably the oldest sport on the planet. The top Jockeys have worldwide recognition and so do the biggest races. Yet, horse racing is one sport that has not really been affected by ever changing digital world and the advancements of science and technology.

That is until now…

On this episode we will feature Exceed Equine, a company with potential to disrupt the Horseracing Industry.

Welcome to America's Next Investment. A new era of investment

Transition

Welcome to America's Next Investment. I'm Louise Houghton and today on the show I am excited to introduce you to Exceed Equine and share with you how they plan to disrupt the Horseracing Industry.





Exceed Equine is building a global brand with the goal of being the largest manufacturer and provider of performance enhancement products and services proven effective on their own stable of racehorses.

Exceed Equine is also giving you the viewer a chance to invest and potentially benefit as a shareholder in their company.

If you like horses, horse racing, or simply want the chance to benefit from competitive sports, you don't want to miss this episode.

Stay tuned!

60sec commercial

What happens when you disrupt a two Hundred Billion Dollar industry? Big revenue opportunities. Horse racing is the last major sport to be disrupted with innovation. You can be part of this financially rewarding redefining moment. Exceed Equine is developing cutting edge technologies to improve the performance and longevity for champion race horses. Here is your chance to go for the ride of a lifetime.
As a shareholder you will not only position yourself for long term capital gains but become part of Exceed's Racing Stable.
That's right, Exceed Equine owns its own stable of racehorses to prove that their products work. Imagine your horses racing weekly for tens even hundreds of thousands of dollars in purse money and knowing that every time your Exceed horse wins the company stock wins too.
Product sales, purse earnings and other fast growing revenue channels make this investment a winning one. Your horses are racing and winning and Exceed's products are selling and your stock is going up in value.
Go baby go. Call now. Get involved and win.
https://www.britannica.com/sports/horse-racing

https://www.statista.com/statistics/1017245/us-horse-racing-tracks-market-size/





INTERVIEW 1 with Michael Calderone, CEO / Co- founder

1. Lou. I'm here with Michael Calderone, CEO and Co-founder of Exceed Equine, Michael, can you tell the viewers a little about yourself and your mission with Exceed Equine?

   Michael. I am a former CMO of the largest racing Entity in NA handling billions of dollars in transactions. I feel like a torch carrier leading the charge for change for the betterment of the sport , the horses, owners and at the same time building a brand that will become a massive revenue machine.

2. Lou: How would you describe Exceed Equine?

   Michael. Exceed is a team of visionaries who see an enormous opportunity to disrupt a multi-hundred-billion-dollar industry and at the same time solidify our own passion for the health and wellbeing of this beautiful equine athlete.

3. Lou: What is the role out plan for Exceed?

   Michael. We've already rolled out. We built this facility, we spent millions of dollars building the infrastructure,we put like-minded people together, we are already developing products, we're seeing results, we are winning races. So, the plan is to continue to do what we're doing in a much bigger way and let the brand grow.

4. Lou: I see Exceeds horses have won several races already, can you share more about that?

   Michael. You know, winning races does 2 things for Exceed - It shows we are making progress in our business plan. Every time one of our horses wins, it validates that we're moving in the right direction when we talk about the products that will be developing and they are working. And there are more wins, the more the brand gets recognised. But the other part of the equation, we have shareholders. Every time our horses win, our shareholders get excited to get to watch these horses win. With the amount of horses we have and the amount of winning we started to see it's a lot of fun and it's a lot of





excitement for our shareholders. And I don't care whether they invested 200 hundred dollars or $2M. The excitement of watching these horses win is always gonna be there.

5.   LOU: How big is the market opportunity for Exceed Equine?

Michael.You know the market it's almost limitless because there are so many directions this company can go we can go. As this brand gets recognized, the more successful our horses become the more opportunities will follow. Its just a matter of time.

6.   LOU: And for all these viewers at home, do you want to tell them why should they invest in Exceed?

Michael. We are in a very unique position to revolutionize an industry with a well thought out plan . I don't want to talk about how much money a person can make but I put a million dollars of my own money into this company. So that should give people comfort knowing that I believe in this opportunity. There are endless opportunities. We see it growing in many different ways and these animals, they are beautiful, they are well worth it. It's a double win.

Lou: If you like what you hear, just call the number on the screen and one of our team will be there to tell you more. We're gonna take a short break, we'll be back in a few minutes.

60sec commercial
Imagine owning tech that leads to better performing athletes. What will those technologies be worth? What athlete wouldn't want them? Don't imagine any more. Exceed Equine uses cutting edge technologies to develop advanced products for the horse racing industry and upon perfection will sell into the estimated two hundred billion dollar a year equine performance market.
But wait it gets even better they are developing and testing on their own stable of racehorses. That you will have ownership of as an exceed shareholder. Here is an investment opportunity to not only get in on a last quick disruption to a major sport. As a shareholder when Exceed's horses win, you are winning too.
While their twenty plus race horse stable performs week after week in the US racing circuit. What could be more exciting than watching your race horses win. Well, Exceed Equine catapults itself into a position of a leading manufacturer and supplier of equine performance and enhancement products. Call now to discover how to take ownership in the horse racing industry with Exceed Equine.





https://www.britannica.com/sports/horse-racing

https://www.statista.com/statistics/1017245/us-horse-racing-tracks-market-size/

My name is Doctor Paul Reid and I am one of the Lead Formulators of Exceed.What excites me about Exceed is that we can test our formulations in our own stable of racehorses. With objective scientific and performance data our results will be irrefutable. As with humans, diet has a major influence in performance horses and yet many feed manufacturers do not have the infrastructure that Exceeds has to test the products. Making it easier for owners and trainers to justify transition to Exceed.
Every month 6 hundred million dollars is spent on feed and supplements for performing horses. So the market is colossal. We are selling the higher standard for ethical care of performance horses and that's what we are really proud of.

Hi, my name is Joe Salavon and I am on the science team of Exceed and I love working here because I love making a difference.

> Lou. Welcome back. I'm here with Michael Calderone, CEO and Co-founder of Exceed Equine.

7.   Lou: We are talking about why you believe accredited investors would be interested to invest in Exceed Equine. Do you want to continue and say a little bit more of that?

> Michael. A smart investor knows that disruptive technology in a multi-billion-dollar industry and you are first to market – that's a real money-making opportunity. Exceed believes we're there. In addition, we're talking dozens of horses racing week after week. That's a great visual experience to share with friends and family. So, we're talking at the end of the day about an investment that brings both emotional satisfaction but also brings you financial satisfaction. That's a double win.

8.   Lou: You have one more reason, don't you? I can see the passion in your eyes

> Michael. Everybody knows and everybody that knows me how much I feel about these animals. They delivered our mail, they were the first form of transportation that we had, they even carried us into battle. So at the end of the day I always say, your dog, your dog is your friend, your dog is your companion. But your horse is your partner.





9. Lou: Do you think the houses like to race?

    Michael. Running at top speed you watching these horses in the morning running out of the paddock in the fields. They put their tails over their back. That is a big adrenaline rush with these horses.They get full of themselves, they are excited. So I think at the end of the day they like to compete and I see it among themselves when they are out there running around.

10. Lou: How much technology are you using?

    Michael. At Exceed we are the largest aggregator of real time data in the world for racehorses and specially in a training environment. That means we see everything -- resting data, respiratory data, Biomechanics, data asymmetry, blood chemistry, consumption data. We even record video data 24 hours a day at our facility. We are even developing a special motion detector to see how often a horse sticks its head out the stall or lays down because everything means something. The more data you have the more accurate you are going to be when analyzing the data.

11. Lou: Your data room is impressive. What does that data tell you?

    Michael. It tells you everything- it's like having a conversation with the horse. We believe it opens up limitless revenue opportunities. And it separates objective processes from subjective choice. It's a game changer at the end of the day.

12. Lou: Why so many horses? I mean couldn't you save money and do your development work with less?

    Michael. With quantity comes quality. Quality and validation. Assuring we're on the right track with what we're are developing and what we are selling. Besides the more horses we have the more visual the brand becomes. Look at Nike for example, they are paying their athletes millions and millions of dollars to wear their clothes to wear their shoes. At Exceed **our racehorses, our two dozen of racehorses** and every time they perform we are getting paid. It's also an adrenaline rush, every single day to watch their horses racing, win. We think it's an important part of our business plan.



Ameica's Next Investment, Inc. | 800 249 4204 | americasnextinvestment.com



13.   Lou: Will Exceed race all types of horses in the future?

Michael. My goal in the next 5 years is to win the Kentucky derby. So, we're going to play with the big boys soon enough!

Lou: The Kentucky Derby – wow that's amazing

Michael. Yes, that's the Super Bowl of horseracing. What exposure is gonna be for the brand.

Lou: We're gonna take a short break right now. But if you like what you hear, just call the number on the screen and one of our team will be there to tell you more.

60sec commercial

What happens when you disrupt a two Hundred Billion Dollar industry? Big revenue opportunities. Horse racing is the last major sport to be disrupted with innovation. You can be part of this financially rewarding redefining moment. Exceed Equine is developing cutting edge technologies to improve the performance and longevity for champion race horses. Here is your chance to go for the ride of a lifetime.
As a shareholder you will not only position yourself for long term capital gains but become part of Exceed's Racing Stable.
That's right, Exceed Equine owns its own stable of racehorses to prove that their products work. Imagine your horses racing weekly for tens even hundreds of thousands of dollars in purse money and knowing that every time your Exceed horse wins the company stock wins too.
Product sales, purse earnings and other fast growing revenue channels make this investment a winning one. Your horses are racing and winning and Exceed's products are selling and your stock is going up in value.
Go baby go. Call now. Get involved and win.
https://www.britannica.com/sports/horse-racing

https://www.statista.com/statistics/1017245/us-horse-racing-tracks-market-size/

Hi my name is Devin, I am on the Research and Science team here at Exceed Equine. And here we are making a difference in Equestrian sports.





Hi my name is Claire Brown and I am here at Exceed Equine as part of the Research and Science team and one of the reasons that I love what we are doing here, is because we collect data and perform research trials not only to improve the performance of the horses but also their life.

Hi I am Liony and I am part of the Exceed Equine training team. I run the high-speed treadmill for the team and we work our horses at racing speed on it and enable to gather up our research information and bettering the way horses are being trained.

Lou. Welcome back to America's Next Investment. I'm here with Michael Calderone, CEO and Co-founder of Exceed Equine.

14.   Lou: Michael, is Exceed good for the racing industry directly?

Michael. Absolutely- we are showing the owners a better way to care for their athletes. Yes, Exceed is about selling products, but Exceed is also about winning races, making money for our shareholders. It's also about establishing a new scientific trend for the care and wellbeing of these animals.

15.   Lou: I'd love to know what drives you?

Michael. This industry is pretty antiquated in a lot of ways. There are a lot of traditions and don't get me wrong the tradition is great but when you look at other sports, science plays a big role. And we want to bring that science and technology into the horse racing industry. I think it's gonna be a big win for the industry, it's gonna be a big win for the owners, it's a big win for the horses and of course Exceed shareholders.

16.   Lou: What is Exceed's Competitive edge, would you say?

Michael. I think the competitive edge is that we realize there is a void and we get up in the morning at a crack of dawn and we try to fill that void every single day. We understand that there is room for improvement and with that room for improvement comes a lot of revenue opportunities.





17.   Lou: What types of product is Exceed developing?

Michael. You know, it's all about prevention. Prevention is better than a cure. You won't have to deal with an issue if the issue doesn't exist. We are focused on products and services that enhance recovery while preventing injuries and even detecting them at their earliest possible stage. And, for performance horse owners, they are gonna pay big money to have access to products like that.

18.   Lou: And I want to know if there is anything special happening behind the scenes?

Michael. I know this is national TV, I don't wanna give a lot away but I am starting to pay attention to genetics. Most people are trying to forecast the next great champion by looking at genetics and history of the sire and the dam. I'm focusing on changing genetics after the horse is born, science shows this can be done.

19.   Lou: With your technology, do you know if a horse can be a good racehorse before he even races?

Michael. I believe you will be able to determine a horse's racing ability long before your races. And if that's true, that's gonna be a game changer. Because this industry, the most profitable part of the industry – breeding and yearling sales. Imagine being able to forecast which horse has a future and potentially is a future champion. How much money would that be worth? Well, we're working on it and I believe that opportunity is gonna be possible. But it's more than just understanding the physical attributes of the horse, you are gonna have to pay attention to the mental as well. And, if it is true, it is gonna be a license to print a lot of money.

Lou: Thank you so much for all the information so far that you shared with us Michael. We're gonna take a short break but dont go away. We'll be back in a few minutes. And if in the meantime you want more information just call the number on the screen.
.





60sec commercial

Imagine owning tech that leads to better performing athletes. What will those technologies be worth? What athlete wouldn't want them? Don't imagine any more. Exceed Equine uses cutting edge technologies to develop advanced products for the horse racing industry and upon perfection will sell into the estimated two hundred billion dollar a year equine performance market.
But wait it gets even better they are developing and testing on their own stable of racehorses. That you will have ownership of as an Exceed shareholder. Here is an investment opportunity to not only get in on a last quick disruption to a major sport. As a shareholder when Exceed's horses win, you are winning too.
While their twenty plus race horse stable performs week after week in the US racing circuit. What could be more exciting than watching your race horses win. Well, Exceed Equine catapults itself into a position of a leading manufacturer and supplier of equine performance and enhancement products. Call now to discover how to take ownership in the horse racing industry with Exceed Equine.
https://www.britannica.com/sports/horse-racing

https://www.statista.com/statistics/1017245/us-horse-racing-tracks-market-size/

My name is Doctor Paul Reid and I am one of the Lead Formulators of Exceed.What excites me about Exceed is that we can test our formulations in our own stable of racehorses. With objective scientific and performance data our results will be irrefutable. As with humans, diet has a major influence in performance horses and yet many feed manufacturers do not have the infrastructure that Exceeds has to test the products. Making it easier for owners and trainers to justify transition to Exceed.
Every month 6 hundred million dollars is spent on feed and supplements for performing horses. So the market is colossal. We are selling the higher standard for ethical care of performance horses and that's what we are really proud of.

> Lou. Welcome back to the show. I'm here with Michael Calderone, CEO and Co-founder of Exceed Equine.

20.   Lou: Michael, in addition to product and racing revenues, what are all of the revenue streams for Exceed Equine?

> Michael. We are a science-based facility and we are practicing objective processes over subjective processes that are typically practicing out there in a racing environment. This





is going to attract other product developers, manufacturers looking for validation of their products and services. I think they're gonna want to access our facility, use our technology, use our tools, everything that we do and then get scientific validation proof that their product and services work, in other words. They are gonna look to Exceed kind of the Good Housekeeping seal on racing products. I see that's becoming a big part of our business.

21. Lou: Sounds impressive, how do you expand revenue streams for Exceed Equine?

Michael. As the former CMO for the largest racing entity in North America and probably the world, I got a lot of ideas in the back of my head. But first and foremost it's all about building a brand.You build a brand, people trust that brand they're gonna follow that brand. Think of Nike, Nike built the brand and now they are disseminated into a much wider array of products and services that they offer. The same thing is gonna happen to Exceed. This is a very big industry waiting for leadership.

22. Lou: And where do you see Exceed will be in 5 years?

Michael. I mean the simple answer is recognized as the leading brand for performance horses among very affluent individuals which have a lot of money. Because owners of race horses, top performance horses, want to spend the money on their horses because they want their horses to perform well and compete well. This is a 200 billion dollar industry. So, in 5 years if I have a leading brand then that's a lot of revenue opportunities.

23. Lou: Any revenue projections five years from now?

Michael. I don't like to make revenue projections, honestly. But you have to keep in mind I've invested a million dollars of my own money to get us to where we are today. That should make investors more than comfortable. Besides, we've already started generating revenues, these racing revenues and they are starting to ramp up rapidly. So, I think revenues are gonna grow and they're gonna grow exponentially as we continue to roll out the plan. That's already in motion.

24. Lou: I was talking to a few of your team members, and they really love you.

Michael. I don't think they love me. I think they love the company and what the company stands for. The truth is Exceed begins with the team. There is 100% - there is a ton of energy here. And they are behind what we do because they know good things





are happening. Look, they want their stock options to vest, I get it. They are looking for financial upside
But they see the products and services that we are developing and they know it's gonna make a change in the performance market for sure.

25. Lou: Is there an opportunity for Exceed to go global beyond the US borders?

Michael.The performance market is probably twice the size it is in the United States internationally. Yes, international expansion is absolutely our goal. I'd be foolish if I didn't have that on my way though.

24. Do you really think that you can make racehorses better?

Michael. Science has already proven on a human side that they make human athletes better. Exceed is science driven, 100% objective technologies in processes. So, at the end of the day Yes, I think we can make horses better. That's gonna be in the form of lasting longer, staying healthier and at the same time performing better as well.

25. Lou:Is there anything else you want to add before we wrap things up today, Mike?

Michael.This is an investment for anyone, I don't care if you have $200 or $200,000. We are building something exciting here. That's the goal. In the meantime, for cost of a nice dinner out, an investor can enjoy a long-term financial gain. Week in and week out, watching his horses race, sharing excitement with his friends, his family, his children, his grandkids.Look, a good dinner is forgotten the next day – but your investment in Exceed will continue to grow for weeks and months and years. You are going to get endless excitement week after week after week while your stock in Exceed appreciates.

Lou: Thank you so much once again for all of your information. I am very excited for you and Exceed Equine. And if you do want to learn more information and potentially become a shareholder, just call the number on the screen.





60sec commercial

What happens when you disrupt a two Hundred Billion Dollar industry? Big revenue opportunities. Horse racing is the last major sport to be disrupted with innovation. You can be part of this financially rewarding redefining moment. Exceed Equine is developing cutting edge technologies to improve the performance and longevity for champion race horses. Here is your chance to go for the ride of a lifetime.

As a shareholder you will not only position yourself for long term capital gains but become part of Exceed's Racing Stable.

That's right, Exceed Equine owns its own stable of racehorses to prove that their products work. Imagine your horses racing weekly for tens even hundreds of thousands of dollars in purse money and knowing that every time your Exceed horse wins the company stock wins too.

Product sales, purse earnings and other fast growing revenue channels make this investment a winning one. Your horses are racing and winning and Exceed's products are selling and your stock is going up in value.

Go baby go. Call now. Get involved and win.

https://www.britannica.com/sports/horse-racing

https://www.statista.com/statistics/1017245/us-horse-racing-tracks-market-size/

OUTRO

It has been great to learn so much today about Exceed Equine and the horse racing industry.

Exceed aims to disrupt the multi billion-dollar horse racing industry, and they are offering you the chance not many people would ever have the opportunity to be a part of.

So if this peaks your interest and you want to join the winning team and invest with Exceed Equine, then call the number on the screen and one of our team members will be on hand to tell you more.

I'm Louise Houghton and I will see you next time on America's Next Investment.





60sec commercial

Imagine owning tech that leads to better performing athletes. What will those technologies be worth? What athlete wouldn't want them? Don't imagine any more. Exceed Equine uses cutting edge technologies to develop advanced products for the horse racing industry and upon perfection will sell into the estimated two hundred billion dollar a year equine performance market.
But wait it gets even better they are developing and testing on their own stable of racehorses. That you will have ownership of as an Exceed shareholder. Here is an investment opportunity to not only get in on a last quick disruption to a major sport. As a shareholder when Exceed's horses win, you are winning too.
While their twenty plus race horse stable performs week after week in the US racing circuit. What could be more exciting than watching your race horses win. Well, Exceed Equine catapults itself into a position of a leading manufacturer and supplier of equine performance and enhancement products. Call now to discover how to take ownership in the horse racing industry with Exceed Equine.

https://www.britannica.com/sports/horse-racing

https://www.statista.com/statistics/1017245/us-horse-racing-tracks-market-size/





Exceed Equine Disclaimer

Paid Advertising

General Solicitation Legend: The information regarding the Rule 506(c) private placement offer may be considered to be a general solicitation of and general advertising for the sale of exempted securities to accredited investors under Rule 506(c) of the Securities Act.

Accredited Investor Verification Compliance: As such, prior to the sale of any security to any investor, Exceed Equine must take reasonable steps to verify that all potential investors are accredited investors in accordance with Rule 501 of Regulation D.

Cautionary Statements: Offerings made pursuant to Rule 506(c) of the Securities Act generally involve offering statements are deemed to be private placements or private offering of securities; as such these offering statements are neither filed with nor qualified by the U.S. Securities & Exchange Commission (SEC), and therefore may not contain the same quantity and/or quality of information contained in a prospectus for an initial private offering (IPO) that is subject to filing and qualification by the SEC.

The information is provided for convenience only, is not investment advice and may not be relied upon in considering an investment in the Offering. Exceed Equine does not make any representations as to the accuracy or completeness of the information contained within this marketing content and undertake no obligation to update the information of any of the companies appearing on online, offline and all related marketing content. Therefore, prospective investors must rely only upon the Offering's confidential Private Placement Memorandum and Operating Agreement.

For more information: www.exceedequine.com

Forward Looking Statements: Certain information set forth in this presentation contains "forward-looking information", including "future oriented financial information" and "financial outlook", under applicable securities laws (collectively referred to herein as forward-looking statements). Except for statements of historical fact, information contained herein constitutes forward-looking statements and includes, but is not limited to, the (i) projected financial performance of the Company; (ii) completion of, and the use of proceeds from, the sale of the shares being offered hereunder; (iii) the expected development of the Company's business, projects and joint ventures; (iv) execution of the Company's vision and growth strategy, including with respect to future M&A activity and global growth; (v) sources and availability of third-party financing for the Company's projects; (vi) completion of the Company's projects that are currently underway, in development or otherwise under consideration; (vi) renewal of the Company's current customer, supplier and other material agreements; and (vii) future liquidity, working capital, and capital requirements. Forward-looking statements are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and



Ameica's Next Investment, Inc. | 800 249 4204 | americasnextinvestment.com



financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this presentation are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

IMPORTANT INFORMATION ABOUT THE OFFERING

This video presentation does not constitute an offer to sell or the solicitation of an offer to buy securities of **Exceed Equine**. An offer to purchase our securities is only made through the private placement memorandum and related subscription documents, which will be made available to you if you indicate interest.

Exceed Equine securities offering is available only to "Accredited Investors," which is generally defined for natural persons as persons having a net worth of over $1 million (exclusive of the value of their primary residence) or gross income in excess of $200,000 individually or $300,000 jointly with a spouse in each of the last two years with the same expectation to match or exceed such thresholds in the current year. We are required to verify that you are an accredited investor before you may invest.

These securities being offered by us are offered in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended, and we are not required to comply with full disclosure requirements that apply to the offering of registered securities under the Securities Act. Neither the Securities and Exchange Commission nor any state regulator has passed upon the merits of or given its approval to the securities, the terms of the offerings, or the accuracy or completeness of any offering materials.

Investing in private placements involves a high degree of risk. Securities sold through private placements are typically not publicly traded and, therefore, are less liquid. Companies seeking private placement investments like ours tend to be in earlier stages of development and have not yet been fully tested in the public marketplace. Investing in private placements requires high risk tolerance, low liquidity concerns, and long-term commitments. Investors must be able to afford to lose their entire investment. The securities offered are not FDIC insured, may lose value, and there is no bank guarantee.

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The risks disclosed in the private placement memorandum are the types of risks that could cause actual results to differ from the forward-looking statements made in the video presentation. The forward-looking statements contained in the video presentation represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are an early-stage business and as such certain images contained in the video presentation are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events after the initial publication of this document or to reflect the occurrence of subsequent events.



EXHIBIT E

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Exceed Equine, Inc.
3236 NE 5th Street #402
Pompano Beach, FL 33062

Ladies and Gentlemen:

The undersigned understands that Exceed Equine, Inc., a corporation organized under the laws of Nevada (the "Company"), is offering up to $1,235,000.00 of Shares of Common Stock (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated March 23, 2023 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. New York time on March 23, 2024, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by North Capital Financial Services (the "Escrow Agent") from the undersigned by wire transfer of immediately available funds or other means approved by the Company at least two (2) days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow

Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of Securities owned by undersigned reflected on the books and records of the Company and verified by Securitize (the "Transfer Agent"), which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Nevada, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene

any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, Title3Funds.com, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C or otherwise by the Company, Title3Funds or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, Title3Funds.com nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, Title3Funds.com nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) No Guaranty.
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) Status of Undersigned.
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) Restrictions on Transfer or Sale of Securities.
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in the Nevada, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Exceed Equine, Inc. 3236 NE 5th Street #402 Pompano Beach, FL 33062 Attn: Michael Calderone Email: mike@exceedequine.com
If to the Purchaser:	[PURCHASER ADDRESS] [PURCHASE E-MAIL]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

<center>[SIGNATURE PAGE FOLLOWS]</center>

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [AMOUNT OF SECURITIES TO BE ACQUIRED BY PURCHASER] for [TOTAL AMOUNT TO BE PAID BY PURCHASER].

Exceed Equine, Inc.
By_____ Name: Title: